Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

					Nine Months
					Ended
					September 30,
	2004	2005	2006	2007	2008

	(in thousands)
Earnings
Income From Continuing Operations *	112,658	138,639	158,538	132,701	98,535
Fixed Charges	80,695	93,414	101,905	119,603	125,155
Distributed Income of
Equity Investment	47,213	37,085	63,483	122,900	119,017
Capitalized Interest	(4,227)	(6,759)	(10,681)	(11,030)	(14,177)
Total Earnings	236,339	262,379	313,245	364,174	328,530

Fixed Charges
Interest Expense	72,053	81,861	86,171	101,223	105,906
Capitalized Interest	4,227	6,759	10,681	11,030	14,177
Rental Interest Factor	4,415	4,794	5,053	7,350	5,072
Total Fixed Charges	80,695	93,414	101,905	119,603	125,155

Ratio: Earnings / Fixed Charges	2.93	2.81	3.07	3.04	2.62

* Excludes discontinued operations, gain on sale of assets, provision for income taxes and undistributed equity earnings.